March 19, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ORBCOMM Inc.

Registration Statement on Form S-3

Registration No. 333-236833

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), ORBCOMM Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), so that the Registration Statement shall become effective at 4:30 pm, Eastern Daylight Time, on March 23, 2020 or as soon thereafter as practicable.

Very truly yours,

ORBCOMM INC.

	By:	/s/ Christian G. Le Brun
Christian G. Le Brun
Executive Vice President, General
Counsel and Secretary

VIA EDGAR AND E-MAIL